FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 29, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Financial Risk Management Policy

APPROVED ON 06/28/2012

Summary

1	PURPOSE	3

2	VALIDITY	3

3	INITIAL PROVISIONS AND GOVERNANCE	3
3.1	Financial Risk Management Committee	4
3.2	Duties	4
3.2.1	Board of Directors	4
3.2.2	Board of Directors Finance and Risk Management Committee	5
3.2.3	Executive Board	5
3.2.4	Financial Risk Management Committee	5
3.2.5	Traders	6
3.2.6	Risk Management Area	6
3.2.7	Outside consultant	6
3.2.8	Internal audit	7
3.3	Independence	7

4	ELIGIBLE INSTRUMENTS	7

5	Market risk	7
5.1	Risk factors	8
5.1.1	Mapped Risk factors	8
5.2	Exposure to the Exchange Rate	8
5.2.1	Cash Flow or Type 1 Exposure	8
5.2.1.1	Risk control policy	8
5.2.2	Balance Sheet or Type 2 Exposure	9
5.2.2.1	Risk control policy	9
5.3	Exposure to Commodities	9
5.3.1	Risk control policy	10
5.4	Exposure to Live Cattle [Boi Gordo]	10
5.4.1	Risk Control and Policy	11
5.4.1.1	Term, Confinement, Calving and Recalving	11
5.5	Other risk factors	11

6	COUNTERPARTY RISK	12

7	PROCEDURES AND LIMITS OF AUTHORITY	12
7.1	Change of strategy	12
7.2	Use of Limits of Authority	13
7.3	Limits of Authorities	14

8	GENERAL CONDITIONS	14
8.1	Negotiating and Operational Procedures	15

9	HEDGE ACCOUNTING	16
9.1	General accounting rule for financial instruments	16
9.2	Hedge accounting rules	16

10	REVIEW OF THIS POLICY	16

ATTACHMENTS		17
I.	Glossary	17
II.	MARKING TO MARKET – MTM CALCULATION METHOD	19
A.	Libor FLOW	19
B.	LINEAR RATE INTERPOLATION	20
C.	CDI* X US DOLLAR Swap	21

1.              PURPOSE

The purpose of this document is to present BRF-Brasil Foods SA (hereinafter referred to as BRF or the Company) financial risk management policies, the main focus of which is the market and counterparty risk. This policy conforms to the best international practices and also complies with the standards laid down by the regulatory entities in Brazil and abroad,

It establishes guidelines and limits to govern the actions of the areas involved in the implementation of hedging transactions, while observing the criteria approved by the Board of Directors.

2.              VALIDITY

This policy will be valid for a maximum period of two years from the date of its last approval by the Board of Directors.

3.              INITIAL PROVISIONS AND GOVERNANCE

Briefly, risk management at BRF may be characterized as follows:

•      Focus:

o    Market risk.

•      Basic principles:

o  Risk management is a process and not an isolated event, and therefore it should involve all areas of the Company;

o  The implementation of this management should be led by the Board of Directors and by the Executive Board;

o  Risk management requires the dissemination of a risk awareness and mitigation culture, with emphasis on the routine participation of employees.

•      Components of the Financial Risk Management Policy:

o  Definition of the various decision-making levels for the Company's hedging transactions;

o  Definition of the responsibilities of each hierarchical level and of the respective authorities;

o  Definition of the acceptable risk limits by BRF in order to optimize the risk/return ratio, to be approved by the Board of Directors.

o  Implementation of the risk management process: risk assessment; control, information, communication and monitoring activities.

•      Management process:

The main steps of the risk management process are listed below:

o  Analysis of the operating cash flow projections and balance sheet positions;

o  Evaluation and measurement of the risk factors;

o  Preliminary analysis of the risk factors and evaluation of mitigation alternatives;

o  Implementation of mitigation alternatives;

o  Communication of the strategies implemented;

o  Control and monitoring in accordance with the Financial Risk Management Policy.

•      Organization for financial risk management:

The risk management process should be conducted by the Financial Risk Management Committee, whose duty is to assess whether the Financial Risk Management Policy is being fully complied with and to propose applicable alternatives. In addition, the Committee has the power to veto proposals for transactions which, at its discretion, are not appropriate for BRF at the time of their evaluation.

3.1           Financial Risk Management Committee

The Financial Risk Management Committee shall meet on a monthly basis or extraordinarily, when necessary.

The Financial Risk Management Committee is a formally constituted body reporting to BRF Executive Board

The Financial Risk Management Committee may be strengthened by outside consultants contributing independent opinions about the management of the hedging transactions and an evaluation free of conflicts of interest in the transactions and observance of the limits.

3.2           Duties

3.2.1        Board of Directors

The Board plays a key role (1) in the development of a solid financial risk management framework, since it is responsible for the approval of the Financial Risk Management Policy drawn up by the Financial Risk Management Committee risk and (2) in monitoring compliance with this policy by checking observance of the overall limits established.

3.2.2        Board of Directors Finance and Risk Management Committee

The Finance and Risk Management Policy Committee will report directly to the Board of Directors and will play a consultative role in relation to the Financial Risk Management Policy, as well as other strategic guidelines for financial risk management and ongoing monitoring of the performance of the Financial Risk Management Committee.

3.2.3        Executive Board

The Board of Executive Directors of BRF will act directly in the management of the financial risk with the following responsibilities:

•      Evaluate the company's positioning for each identified risk, according to the guidelines and policies issued by the Board of Directors;

•      Approve the performance indicators to be used in risk management;

•      Promote the actions for the strengthening and dissemination of a risk management and internal control culture;

•      Approve proposals for aggregate limits of authority and evaluate suggestions for improvements in the Financial Risk Management Policy;

•      Approve proposed amendments suggested in the conceptual framework of the financial risk management.

3.2.4        Financial Risk Management Committee

The Financial Risk Management Committee is the body of the Executive Board responsible for ensuring the implementation of the Financial Risk Management Policy.

The responsibilities of the Financial Risk Management Committee may be described as follows:

•      Propose changes and alterations to the Financial Risk Management Policy.

•      Supervise the process of financial risk management at BRF;

•      Assess the Company’s position for each risk identified and consult the Board if discrepancies arise.

•      Plan and check the impact of the implemented decisions on the Company’s positions;

•      Monitor and follow up the Company’s levels of exposure to risks and compliance with the Financial Risk Management Policy;

•      Hold monthly meetings to follow up the performance of the hedging transactions;

•      Assess stress scenarios applied to Company’s transactions, cash flow projections and indebtedness;

•      Disseminate a risk management culture across the Company.

3.2.5        Traders

In terms of market risks, the duties of traders when handling the transactions in compliance with the Company’s Financial Risk Management Policy are:

•      Carry out the transactions (positions) in accordance with the limits established in this Policy, observing its Limits of Authority (LOA);

•      Perform the hedging transactions in accordance with the strategy defined by the Committee;

•      Record and disclose the contracted transactions;

•      Follow up limits and exposures through reports prepared by the Risk Management area.

3.2.6        Risk Management Area

With the support of the Financial Risk Management Policy, the main duty of the Risk Management area will be to track, monitor, assess and report the financial risks incurred by BRF. This involves mainly:

•      Making a constant critical analysis of the scope of the Financial Risk Management Policy;

•      Ensuring compliance with exposure, according to the limits laid;

•      Reporting the Company’s exposures to financial risk factors, ensuring transparency in their disclosure;

•      Making specific (ad hoc) assessments of the hedging instruments and suggest alternatives;

•      Modeling and assessing exposures to market risk, pinpointing and informing the magnitude of their potential impacts;

•      Supplying the Financial Risk Management Committee with information on the Company's exposures in relation to the mapped risk factors and suggest mitigation alternatives.

3.2.7        Outside consultant

The Financial Risk Management Committee may rely on the services of an outside consultant, provided on a monthly basis, to monitor the implementation of the Financial Risk Management Policy. One of the important requisites in the engagement of an outside consultant is to ensure that such person is an independent professional.

3.2.8        Internal audit

This will ensure the governance of the whole financial risk management process in relation to segregation of duties, internal controls, implementation of this policy and reflections on accounting. The internal audit team will have its own schedule and agenda, maintaining its independence, and will have access to Committee meetings.

3.3           Independence

In order to segregate duties and ensure the independence of the controls and information, the Risk Management area will report directly to the Vice President for Finance, Administration and IR. If needed and at its discretion, it may assess the CEO directly,

4.              ELIGIBLE INSTRUMENTS

Derivative instruments eligible for the implementation of hedging transactions are:

•      Swap contracts (Currencies, Interest Rates and Commodities);

•      Futures contracts (standardized and OTC, Currencies, Interest Rates and Commodities) such as NDF (Non-Deliverable Forward - OTC), Corn, Soybean, Soybean Meal and Oil (BM&FBovespa & CBOT), among others; and

•      Long call and put contracts options (Currencies, Interest Rates and Commodities).

Short positions in options (puts or calls) are permitted, provided that no net premium is received and that the number of call and put options are equal.

Any instrument, transaction, or strategy which, individually or combined, creates any type of additional leverage or contains contractual devices that gives it an additional leverage is strictly barred.

Transactions not listed as Eligible Instruments may be executed solely upon the prior approval by the Board of Directors.

5.              Market risk

Market risk may be defined as the risk posed by price oscillations of the various risk factors identified in the Company’s transaction. The principal methodology used to measure the Market Risk is the C-FaR – Cash Flow at Risk, which seeks to determine the worst result for the cash flow projected based on the risk factors identified.

5.1           Risk factors

To facilitate understanding the market risk involved in BRF activities, the risk factors mapped in this policy are described below.

5.1.1        Mapped Risk factors

•      Exchange Rate: This refers to activities tied to the variation of other (non-BRL) currencies.

•      Commodities:  this refers to activities tied to the variation in the price of commodities such as corn, soybean, soybean meal and oil.

•      Live Cattle [Boi Gordo]:  this refers to activities tied to the variation in the price of Live cattle.

•      Poultry:  this refers to activities tied to the variation in the price of in natura birds.

•      Hogs:  this refers to activities tied to the variation in the price of in natura hogs.

•      Dairy:  this refers to activities tied to the variation in the price of milk.

•      Price index: This refers to activities tied to the variation in the selling price indexes of the products, contemplating the domestic and the international markets.

•      Interest Rates: this refers to activities tied to the variation in pre-fixed or post-fixed interest rates, in Brazilian reals or other currencies and inflation rates.

•      Other:  Other factors used in the production process.

5.2           Exposure to the Exchange Rate

This section addresses specifically the exposure to variations in foreign exchange rates (USD/GBP/EUR). The main objectives are: identify the origin of the exposure, define a control policy and establish limits for such exposure.

The exposure to foreign exchange rate is derived from the projections of cash flow in foreign currency (type 1) and/or by the balance sheet accounting balances (type 2).

5.2.1        Cash Flow or Type 1 Exposure

5.2.1.1    Risk control policy

To mitigate the risks arising from type 1 exposure, specific control risk policies will be adopted.

For a better control, two time horizons will be mapped: up to 12 months and over 12 months.

•      Up to 12 months:

o  Monthly calculation of the net exposure of the operating cash flow in foreign currency;

o  Monthly monitoring of the flow of amortizations of non-derivative financial instruments referred to as hedge accounting;

o  Hedge transactions will be carried out on the net value of monthly foreign exchange exposure and will comply with the limits as established;

o  In view of the uncertainty in forecasting the amount of cash receipts and payments in foreign currency, a more conservative stance will be adopted in relation to the hedge amount to be contracted through financial derivative instruments, particularly for the longer horizon;

o  Hedging transactions using derivatives instruments may only be hired for a horizon up to 12 months; except for transactions using options as described in chapter 4, which will be limited to a 6-month horizon.

•      Over 12 months:

o  The position of derivative instruments referred to as hedge accounting and its schedule of settlements will be monitored and reported monthly to the Board of Directors. The BOD may establish new criteria and/or limits for such instruments;

o  Hedge transactions with non-derivative financial instruments may be carried out solely for the operating cash flow, observing the specified limit.

Special hedge accounting will be adopted for both time horizons on exposures arising from highly probable future income up to the specific limits.

5.2.2        Balance Sheet or Type 2 Exposure

5.2.2.1    Risk control policy

•      Monthly calculation of type 2 exposure.

5.3           Exposure to Commodities

This section addresses specifically the exposure to variations in the prices of commodities such as corn, soybean, soybean meal and soybean oil. This exposure may, in turn, be the result of physical purchase projections.

5.3.1        Risk control policy

To mitigate the risks arising from full exposure to variation in prices of commodities, specific risk control policies will be adopted. For exposure arising from the operational flow of the purchase of soybean meal/oil and corn, the following parameters must be observed:

•      Soybean exposure and consumption projections will be controlled within bran and oil exposure, according to the average yield from crushing (these will be approved by the Financial Risk Management Committee).

•      Monthly calculation for the next 12-month horizon of the physical flow exposure;

•      Hedge operations must be performed for the monthly net exposure volumes (Inventory and Receivables);

•      Commercial and Frame  agreements must adhere to the contents of item 4 Eligible Instruments.

•      Maximum and minimum volumes of the projected grain purchase flow to be hedged should comply with the specified limits;

•      For projections over 12 months, no hedging transactions will be made for physical purchase flow.

5.4           Exposure to Live Cattle [Boi Gordo]

This section addresses specifically the exposure concerning transactions linked to the Beef Division, whose main risk factor is the price of Live Cattle [Boi Gordo]. The strategies for origination which may be used include:

•      Forward [A termo]:

Buy for future delivery of Live Cattle at a fixed price or a price to be set.

•      Confinement:

Hiring of confinement to finish the animal for the market Lean cattle may be owned by the party or owned by a third party.

•      Calving and recalving:

Acquisition of calves in the pre- or post-weaning period

•      Spot:

Purchase of Live Cattle in the spot market.

5.4.1        Risk Control and Policy

5.4.1.1    Term, Confinement, Calving and Recalving

For this strategy, the following definitions apply:

•      Action and control will be based on exposure in arrobas [15 kg = 33 pounds];

•      If there are restrictions as to the liquidity of open futures contracts, the Cattle arrobas  bought will have to be spaced out.

•      The Beef Division and the Financial Management areas will have to make a previous alignment to mitigate the risk of a mismatch in this strategy;

•      The Beef Division will be responsible for informing the Financial Management area the minimum price of the Live Cattle derivative short sale position to ensure the desired profitability margin. If, during the negotiation of the derivatives, the market price falls below the minimum price level set, there will be a mismatch in this strategy. The Beef Division will then make the decision to change the minimum price or to maintain the mismatch, provided that the limits laid down in this Policy are observed;

•      Given that there is a seasonality factor in the supply of cattle between months, which may affect the correlation between maturity dates, it is recommended that the futures contract traded be aligned with the scheduled month of slaughtering. In the case of lack of liquidity for a given maturity, a short sale position should be structured using a derivative with adequate liquidity and maturity nearest to the scheduled month of slaughtering;

•      The Beef Division will be responsible for informing the Financial Management area about the timing of reversing the respective short sale position of the Cattle derivative.

5.5           Other risk factors

In its meetings, the Committee will promote the review and assessment of the factors outlined but not detailed in this Policy. It may also, should it see fit, include new factors and, in regular reviews of the Financial Risk Management Policy, detail and propose limits and controls.

6.          COUNTERPARTY RISK

Counterparty Risk may be defined as the risk of the counterparty in an agreement not honoring its contractual obligations.

6.1       Risk Policy and Control

•      The maximum concentration is given only when the sum of the investments and the derivatives MtM  is positive;

•      For Brazilian institutions in Brazil and their full  branches abroad, the rating  will be considered in Brazilian reals.

•        Any other cases will be considered in foreign currency pursuant to the following rule: Full Branches have the same risk as the parent company and subsidiaries will have their own local ratings  unless they have a formal guarantee from the parent company which has been assessed and approved by BRF’s legal department.

7.              PROCEDURES AND LIMITS OF AUTHORITY

Procedures and limits of authorities are defined below for application in case of changes in the market strategies approved by the Financial Risk Management Committee, as well as for the use of the limits of authority established by this Financial Risk Management Policy.

7.1           Change of strategy

As defined in the duties of the Financial Risk Management Committee, this Committee is responsible for approving, within its limits of authority, hedge alternatives in accordance with this Policy. Therefore, if there is any change in the strategy outlined for the current month, the person responsible for the traders involved will inform such change and the corresponding reason to the Coordinator of the Financial Risk Management Committee. The Coordinator shall then inform the Committee members. Lack of response from any signatory member will be construed as approval for the new strategy.

For cases requiring higher limits of authority, the item below, 6.2 – Use of Limits of Authority, will apply:

7.2           Use of Limits of Authority

The flow below shows the procedures to be adopted in such cases:

As noted above, the Risk Management area (after informing, or receiving the reason from, the Operational area – 01) has a duty to inform the Financial Risk Management Committee any use which is above (or below) the limit of authority established for the Operational Area – 02.

The Committee will request the Operational Area to correct the position or will agree the strategy/position, provided that it is within its own limit of authority, otherwise it will inform the Executive Board – 03.

The Executive Board, in the same manner of the Financial Risk Management Committee, will request the Operational Area to correct the position or will agree the strategy/position, provided that it is within its own limit of authority, otherwise it will inform the Board of Directors – 04.

The Board of Directors will request the Operational Area to correct the position or will agree the strategy/position.

Notes:

•      The traders must implement immediately any decision from the higher levels.

•      All decisions and communications should keep all persons in the lower levels informed and necessarily involve the Market Risk Management area;

•      If the flow described above is not followed, it is the duty of the Risk Management area to inform the higher level immediately.

7.3           Limits of Authorities

In addition to the levels of authority in the preceding item, the following apply:

•      Make changes the Policy: Board of Directors

•      Approve eligible instruments: Board of Directors

•      Define the risk management strategy: Financial Risk Management Committee

•      Approve alternative hedging transactions: Financial Risk Management Committee

•      Define hedging instruments: Analysts/traders, from the alternatives approved by the Financial Risk Management Committee;

•      Perform the transactions: Analyst/operators, provided that observing the limits and guidelines established by the Financial Risk Management Committee.

8.              GENERAL CONDITIONS

Some relevant remarks are set out below:

•      Hedging transactions may be performed solely if they do not extrapolate, in the whole, i.e., portfolio transactions (transactions already carried out by the Company’s financial and raw material areas) + new transactions, the specified limits.

•      The Financial Risk Management Committee shall pay special attention to the total hedging transactions in case the variables are close to any of the limits;

•      As a result of settlements and maturities of derivatives and non-derivatives contracts in the current month under analysis (intramonth), the minimum limit of that month will not be considered due to the natural adjustments made for adequacy of the limits from one month to the next;

•      The calculation of exposures must always consider the set of derivatives + underlying asset (Operating Flow or accounting position, both net position);

•      The basic purpose of the Value at Risk - VaR is to control adjustments. Therefore, solely standard derivatives traded on the Commodities and Futures Exchange (with daily adjustment) and transactions with derivatives that can be settled in advance by a tactic decision of the Financial Risk Management Committee will be considered;

•      It is important to note that if there are structural factors influencing exposures (e.g. new borrowings, prepayments, changes in raw material purchases and in sales, etc.), the limits may be reviewed to reflect the new reality.

8.1           Negotiating and Operational Procedures

This item describes the aspects relating to the negotiating and operational procedures of the transactions that will be performed.

•      The operational areas must be technically prepared to price the instruments approved by this policy. The pricing models should be duly documented and be made available to the audit area;

•      The derivatives will be selected within the permitted sets (eligible instruments) that better fit the market conditions (cost) and mitigate exposure. It is the duty of the areas to verify that the transactions are made within fair market parameters (prices). It is recommended that all material (document, spreadsheets, quotes and other) gathered to select the hedging derivative be duly documented and made available at any time to the Audit Area;

•      All transactions carried out should have its quote easily evidenced based on internal pricing models and using market indicators;

•      All parameters required for the performance and calculation of the settlement of transactions must be included in the proposals and/or quotations compiled by the company;

At the time of selection of the hedging instruments to be used, the areas involved in the performance of the transactions must have the following knowledge:

•      A methodology for calculation of market value (replacement value);

•      An understanding the available maturities;

•      An understanding of the volatility of prices and rates;

•      A methodology of taxation for the instruments to be used;

•      Financial Spread (margin) charged by financial institutions for contracting the transaction;

•      Possibility of daily pricing by the selling financial institution;

•      An understanding of the documentation and contract applicable to the instrument to be contracted.

9.              HEDGE ACCOUNTING

9.1           General accounting rule for financial instruments

As defined in the Accounting Pronouncement Committee - CPC 38 and in the Brazilian Securities Commission - CVM Resolution No. 604, dated November 17, 2009, a financial derivative instrument should be classified as a security held for trading and therefore recorded in the balance sheet as an asset or financial liability at fair value through income, except if the entity designates it as a cover instrument in an effective cover relationship. In this case, the entity must apply optional cover accounting rules ("Hedge Accounting").

9.2           Hedge accounting rules

For entities that perform cover transactions involving the use of derivative financial instruments to hedge against a specific risk which has been determined and documented (and some non-derivative financial instruments used to hedge the risk of foreign exchange variation), there is the possibility of application of the methodology called hedge accounting. This methodology makes the impacts on the variation of the fair value of derivatives (or other non-derivatives financial instruments) used as hedging instrument be recognized in the result according to the recognition of the item that is the subject matter of the hedge. This methodology therefore ensures that the accounting impacts of the hedging transactions will be the same of the economic impacts, in line with the accrual basis.

10.          REVIEW OF THIS POLICY

This Financial Risk Management Policy will be reviewed and updated on an ongoing basis every year. The highly likely nature of the exports will be revised whenever the Company identifies a significant change in its exports and at least at each annual review of the Policy.

Exceptional revisions will be permitted provided that the reasons are compatible with the urgency. These reviews also must necessarily be submitted to BRF Board of Directors, and the Executive Board may also be consulted.

ATTACHMENTS

I.             Glossary

Futures markets

Originally developed to meet the needs of marketers and agricultural producers to eliminate the uncertainty about the price to be received for certain goods at a future specified date.

Futures contracts

Traded on Commodities and Futures Exchanges, “futures contracts” are standardized contracts that allow the holder to set a price for a particular asset at a future date. The settlement of such contract is financial: the holder will pay (or receive) the difference between the actual price on the date of expiration of the contract and the contracted price. To minimize the risk of the other party in the transaction, the Exchanges require the deposit of a guarantee margin which is adjusted on daily basis.

Derivatives

These may be defined as a private contract, the value of which almost entirely derived from the value of some underlying asset, reference rate or pertinent index. The purpose of using these instruments is to manage the financial risk appropriately.

OTC (Over-The-Counter) Market

This is a contract agreed directly between the parties, in which there is flexibility in relation to maturity, size and settlement. This form of negotiation can present risk for the other party, for not having, in most cases, the deposit of guarantees or daily adjustment.

Forward [A Termo]:

Similar to the futures contract, but not standardized, i.e., traded in the over-the-counter market and, in most cases, presenting a risk to the other party.

Options:

There are contracts that give the holder the right to buy (or sell) a particular asset, on (or until) a specified date at a fixed price. Although they are less liquid than futures contracts, the advantage of these instruments is that they do not have daily adjustments – the difference is paid solely only at the closing of the transaction.

Swap

Swap is a contract to exchange the profitability of Indexers: the holder receives the variation of a particular index, and pays the variation of another index. With this, it expects to obtain a protection against possible differences between the variations of those indexes.

NDF – Non-deliverable forward

This a forward contract for currencies.

Hedge

This is the use of financial instruments to reduce the exposure to variation in a particular market.

Hedge Accounting

This is the description in the Company’s balance sheet of the hedge protecting the exposure of the corresponding account. It also reduces volatility in the financial lines of the balance sheet.

VaR

Value at Risk, this is an estimate of the maximum expected financial loss on a certain asset or set of assets, under normal market conditions, using statistical models.

Stress Testing

The stress test aims to quantify the financial loss under abnormal market conditions, i.e., in a scenario which is different from that observed so far.

BM & FBOVESPA

This is the sole securities, commodities and futures exchange in Brazil.

CBOT

Owned by the CME Group (Chicago Mercantile Exchange),the CBOT (Chicago Board of Trade) is the largest commodities exchange of the world.

II.           MARKING TO MARKET – MTM CALCULATION METHOD

A.           Libor FLOW

•      Initiated flows:

o  Notional =       Nominal transaction value – amortized balance

o  Libor =            Libor rate established for the period under analysis

o  TaxaPré =      Pre-fixed rate defined in the contract

o  OverLibor =    Pre-fixed rate defined in the contract

o  Libor Fut =      Libor rate projected for the maturity of the flow – Source: Bloomberg terminal

o  Cupom =        USD exchange coupon projected for the maturity of the flow – Source: BM&FBOVESPA

o  DC1 =             Consecutive days from the initiation to the base date of the flow

o  DC2 =             Consecutive days from the base date to the maturity of the flow

o  DC3 =                        DC2

•      Non-initiated flows:

o  AccrualLibor =           Zero

o  AccrualPré = Zero

o  Notional =       Nominal value of the transaction

o  Libor =            Zero

o  TaxaPré =      Pre-fixed rate define in the contract

o  OverLibor =    Pre-fixed rate define in the contract

o                     Libor Fut =      Libor rate projected for the maturity of the flow calculated based on the synthetically created Libor FRAs (Future Libor for the maturity / Future Libor for the date of initiation of the flow) – Source: Terminal Bloomberg

o                     Cupom =        USD exchange coupon projected for the maturity of the flow – Source: BM&FBOVESPA

o  DC1 =                        Zero

o  DC2 =                        Consecutive days from the initiation to the maturity date of the flow

o  DC3 =                        Consecutive days from the base date to the maturity of the flow

B.          LINEAR RATE INTERPOLATION

Where:

Taxa1 =                   First rate to be interpolated

Taxa2 =                   Second rate to be interpolated

Dias1 =                    Consecutive days from the base date to the first rate to be interpolated

Dias2 =                    Consecutive days from the base date to the date desired for the interpolation

Dias3 =                    Consecutive days from the base date to the second rate to be interpolated

Being:

(Taxa1<Taxa2)

(Dias1<Dias2<Dias3)

C.          CDI* X US DOLLAR Swap

*CDI = Interbank Deposit Certificate

a.       CDI-Indexed Products (Passive End)

Mark to Market: MtM (R$) on date t  will be given by

Where:

VN	=	Nominal value of the transaction made on the base date b
	=	Percentage of the CDI of the transaction
	=	Percentage of the CDI market on date t
	=	CDI rate on date i

b.      USD-Indexed Products (Active End)

Mark to Market: MtM (R$) on date t  will be given by

	=	Clean foreign exchange coupon valid between dates t and i
DolarPartida	=	Commercial cash US dollar rate on the date of the transaction
	=	Ptax800 rate quote on date 0-1
	=	Coupon (spread) contracted

a.       CDI-Indexed Products (Passive End)

Mark to Market: MtM (R$) on date t  will be given by

Where:

VN	=	Nominal value of the transaction made on the base date b
	=	Percentage of the CDI of the transaction
	=	Percentage of the CDI market on date t
	=	CDI rate on date i

b.      USD-Indexed Products (Active End)

Mark to Market: MtM (R$) on date t  will be given by

	=	Clean foreign exchange coupon valid between dates t and i
DolarPartida	=	Commercial cash US dollar rate on the date of the transaction
	=	Ptax800 rate quote on date 0-1
	=	Coupon (spread) contracted

Mark to Market: MtM (R$) on date t  will be given by

	=	transaction sign ("+" for buy, "-" for sell);
	=	foreign exchange rate on the date at issue, according to the contract specification or as obtained in the same source described in swap contracts
	=	foreign exchange rate contracted for the final date of the transaction
r	=	pre rate expected, obtained from the Pre Curve without Cash
s	=	traded currency expected, obtained from the coupon curve without coupon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 29, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director